Kontakt

www.linkedin.com/in/drobaczewski (LinkedIn)

Główne umiejętności

Public Speaking

Leadership

Networking

Languages

Polish (Native or Bilingual)

English (Native or Bilingual)

Spanish (Professional Working)

Russian (Professional Working)

Honors-Awards

TEDx Speaker

Publications

Warto pomóc na starcie polskim absolwentom

Daniel Robaczewski

Redesigning college hiring with Vaqat | Ex Oliver Wyman & Delta Partners | London Business School
Stany Zjednoczone

Podsumowanie

Building a startup that will help students choose best careers and support companies in finding top talent.

Ex-management consultant with experience across 14 countries. In previous life, I was also a TEDx speaker: https://www.youtube.com/watch?v=dcySuzHPCWM

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Preferred contact at daniel.robaczewski@gmail.com

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Doświadczenie

Vaqat
CEO & Founder
kwietnia 2021 - Present (1 rok 10 mies.)
Remote

Vaqat is a platform where companies outsource intern-like tasks to pre-vetted students and can hire the best of them full-time

https://www.vaqat.com/

Oliver Wyman
Senior Associate
września 2019 - kwietnia 2021 (1 rok 8 mies.)
Dubai, United Arab Emirates

TMT strategy consultant in the UK, Kazakhstan, KSA and Iraq (e.g., product launch strategy, cybersecurity strategy, fibre roll-out)

Delta Partners
2 lata 9 mies.

Consultant
stycznia 2019 - maja 2019 (5 mies.)
Dubai, United Arab Emirates

TMT strategy consultant in the US, Kazakhstan, Qatar, KSA, Oman and Pakistan (e.g. product launch, network sharing, agile implementation, 5G investment strategy)

Senior Business Analyst
stycznia 2018 - grudnia 2018 (1 rok)
New York, United States

Business Analyst
września 2016 - grudnia 2017 (1 rok 4 mies.)
Dubai, United Arab Emirates

Nauta Capital
VC Intern
marca 2016 - czerwca 2016 (4 mies.)
London, England, United Kingdom

Flat6Labs
VC Intern
lipca 2015 - sierpnia 2015 (2 mies.)
Cairo, Egypt

Socialatom Ventures
VC Intern
stycznia 2015 - marca 2015 (3 mies.)
Medellín, Antioquia, Colombia

The Riverside Company
PE Intern
czerwca 2014 - grudnia 2014 (7 mies.)
Warsaw, Poland & Madrid, Spain

June - August: Warsaw office

September - December: Madrid office

Lendico (Rocket Internet)
Business Development Intern
kwietnia 2014 - maja 2014 (2 mies.)
Berlin, Germany

BNP Paribas Securities Services
Fund Management Intern
lutego 2014 - marca 2014 (2 mies.)

Warsaw, Mazowieckie, Poland

PZU
FallWeek "Intern"
listopada 2013 - listopada 2013 (1 miesiąc)
Warsaw, Mazowieckie, Poland

FallWeek is an insight program organized by the M&A, Investments, Sales & Marketing departments

Google
AdCamp "Intern"
września 2013 - września 2013 (1 miesiąc)
Dublin, County Dublin, Ireland

AdCamp is an insight program in the Sales & Marketing department

PwC
Summer Intern
lipca 2013 - sierpnia 2013 (2 mies.)
Warsaw, Poland

Corporate Finance and Strategy & Operations divisions

Wykształcenie

London Business School
Masters in Management · (2015 - 2016)

Universidad Pontificia Comillas
Erasmus Exchange, Management · (2014 - 2015)

Kozminski University
Bachelor's degree, Management; major: Entrepreneurship · (2012 - 2015)